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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

DOCUMENT SCIENCES CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25614R105 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25614R105	Schedule 13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) E. M. Palandri
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 252,568
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 252,568
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 252,568
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.0%
12.	TYPE OF REPORTING PERSON* IN

CUSIP No. 25614R105	Schedule 13G	Page 3 of 5 Pages

Item 1	(a).	Name of Issuer Document Sciences Corporation

Item 1	(b).	Address of Issuer’s Principal Executive Offices 5958 Priestly Drive, Carlsbad, CA 92008

Item 2	(a).	Name of Person Filing E. M. Palandri

Item 2	(b).	Address of Principal Business Office, or, if None, Residence 5958 Priestly Drive, Carlsbad, CA 92008

Item 2	(c).	Citizenship Australia

Item 2	(d).	Title of Class of Securities Common Stock

Item 2	(e).	CUSIP Number 25614R105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☒ Not applicable.

Item 4.	Ownership

	(a)	Amount Beneficially Owned: 252,568 (including 76,489 shares of Common Stock which may be purchased upon the exercise of stock options, exercisable within 60 days of December 31, 2005)

	(b)	Percent of Class: 6.0% (based on 4,212,468 shares of Common Stock reported outstanding as of December 31, 2005)

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 252,568

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 252,568

(iv) Shared power to dispose or to direct the disposition of: 0

CUSIP No. 25614R105	Schedule 13G	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.	Certification Not applicable.

CUSIP No. 25614R105	Schedule 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 10, 2006

By:	/s/ E. M. PALANDRI
Name:	E. M. Palandri
Title:	Chief Scientist